# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Soleno Therapeutics, Inc., CIK 0001484565
CUSIP: 834203309
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 Marine Parkway, Suite 400, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,251,160; shared voting power 0; sole dispositive power 2,251,160; shared dispositive power 0; aggregate amount beneficially owned 2,251,160 (4.2% of the class)
  Comment: The shares of common stock, $0.001 par value (the "Common Stock") of Soleno Therapeutics, Inc. (the "Issuer") are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percent of class was calculated based upon 53,710,025 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 4, 2025.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,251,160; shared voting power 0; sole dispositive power 2,251,160; shared dispositive power 0; aggregate amount beneficially owned 2,251,160 (4.2% of the class)
  Comment: The shares of Common Stock of the Issuer are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percent of class was calculated based upon 53,710,025 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 27,043; shared voting power 0; sole dispositive power 27,043; shared dispositive power 0; aggregate amount beneficially owned 27,043 (0.1% of the class)
  Comment: The shares of Common Stock of the Issuer are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percent of class was calculated based upon 53,710,025 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 27,043; shared voting power 0; sole dispositive power 27,043; shared dispositive power 0; aggregate amount beneficially owned 27,043 (0.1% of the class)
  Comment: The shares of Common Stock of the Issuer are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percent of class was calculated based upon 53,710,025 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025.

## Item 1. Issuer
Name of issuer: Soleno Therapeutics, Inc.
Address of issuer's principal executive offices: 100 Marine Parkway, Suite 400, Redwood City, CA 94065

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301.
Citizenship:
Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership.

Vivo Opportunity, LLC, a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P., a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC, a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.
Percent of class: The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P. 2,251,160

Vivo Opportunity, LLC 2,251,160

Vivo Opportunity Cayman Fund, L.P. 27,043

Vivo Opportunity Cayman, LLC. 27,043
Shared power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P. 0

Vivo Opportunity, LLC 0

Vivo Opportunity Cayman Fund, L.P. 0

Vivo Opportunity Cayman, LLC. 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P. 2,251,160

Vivo Opportunity, LLC 2,251,160

Vivo Opportunity Cayman Fund, L.P. 27,043

Vivo Opportunity Cayman, LLC. 27,043
Shared power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P. 0

Vivo Opportunity, LLC 0

Vivo Opportunity Cayman Fund, L.P. 0

Vivo Opportunity Cayman, LLC. 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (11/14/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (11/14/2025)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (11/14/2025)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (11/14/2025)